
Mail Stop 7010

March 20, 2008

Zou Dejun, CEO
Jade Mountain Corp.
c/o Darren Ofsink, Esq.
Guzov Ofsink LLC
600 Madison Avenue, 14th floor,
New York, NY 10022

Re: Jade Mountain Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed March 11, 2008
File No. 333-147513

Dear Mr. Zou:

We have reviewed your filing and have the following comments.

General

1.   We will not perform a detailed accounting examination of Amendment No. 1 to your Form S-1 until your financial statements and related information have been updated. In this regard, please revise your Form S-1 to include audited financial statements as required by Rule 3-12 of Regulation S-X.

Summary, page 1

Share Exchange, Restructuring Agreements and Private Placement Financing, page 5

2.   Please disclose the total amount of consideration, including payments and number of shares paid in connection with the acquisition.

The Offering, page 8

Background

3.   Please disclose the use of the $21 million in proceeds from the private placement.

As appropriate, please amend your registration statement in response to these comments. You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief